                    ----------------
                    BAKER & MCKENZIE
                    ----------------

ASIA                                                  BAKER & MCKENZIE LLP
PACIFIC                                               2300 Trammell Crow Center
Bangkok                                               2001 Ross Avenue
Beijing                                               Dallas, Texas 75201, USA
Hanoi
Ho Chi Minh City                                      Tel: +1 214 978 3000
Hong Kong                                             Fax: +1 214 978 3099
Jakarta                                               www.bakernet.com
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore           August 2, 2004                    Amar Budarapu
Sydney                                                Tel: +1 214 978 3060
Taipei                                                Fax: +1 214 978 3099
Tokyo                                                 amar.budarapu@bakernet.com

EUROPE &                                              VIA EDGAR
MIDDLE EAST
Almaty
Amsterdam
Antwerp
Bahrain             Securities and Exchange Commission
Baku
Barcelona           450 5th Street, N.W.
Berlin
Bologna             Washington, D.C. 20549
Brussels
Budapest            Re: Quanta Capital Holdings Ltd. Form 8-A (incorrect
Cairo                   submission header)
Dusseldorf
Frankfurt/Main      To Whom It May Concern:
Geneva
Kyiv                This letter is to inform you that on behalf of our client,
London              Quanta Capital Holdings Ltd. ("Quanta"), we are hereby
Madrid              withdrawing Quanta's registration statement on Form 8-A
Milan               (File No. 001-32138). The Form 8-A filed pursuant to Section
Moscow              12(g) of the Securities Exchange Act of 1934 (the "Act")
Munich              contained an incorrect submission header reflecting that the
Paris               Form 8-A was filed pursuant to Section 12(b) of the Act.
Prague              Immediately after the withdrawal of Quanta's Form 8-A, we
Riyadh              are refiling the Form 8-A with a corrected submission
Rome                header.
St. Petersburg
Stockholm           Thank you for your assistance with this matter. Should you
Vienna              have any questions, please contact me directly at (214)
Warsaw              978-3060.
Zurich
                    Sincerely,
NORTH & SOUTH
AMERICA
Bogota              Amar Budarapu
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC